RECEIVED

2008 DEC 19 A 3:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

December 18, 2008

08006304

SUPPL

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated December 18, 2008 referring to "Notice Concerning Dissolution of our Consolidated Subsidiary" [English translation].

PROCESSED
DEC 23 2008
THOMSON REUTERS

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

December 18, 2008
Sumitomo Corporation
Susumu Kato, President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact: Hisakazu Suzuki
Corporate Communications
Dept. Tel. +81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that we have decided to dissolve and liquidate Summit Gulf Venture LLC (a subsidiary wholly-owned by the Sumitomo Corporation Group; hereinafter referred as SGV).

1. Reason for dissolution of SGV
   The decision was made to dissolve and liquidate SGV as a part of ongoing replacement of our management resources to improve the quality of our earning base.

2. Profile of the dissolved company (as of the end of November, 2008.)
   (1) Company Name: Summit Gulf Venture LLC
   (2) Location of Headquarter: United States of America
   (3) Month of Foundation: October, 2004
   (4) Paid-in Capital: USD 40,000,000
   (5) President: Takuya Kamisago
   (6) Business Description: Exploration and Development of Oil & Gas
   (7) Result from Recent Business Years (Millions of US Dollars):

	December 2005	December 2006	December 2007
Sales	15	16	0.9
Operating revenues	3	(67)	(89)
Net loss	0.2	(73)	(95)

3. Schedule of the liquidation
   The liquidation of SGV shall be finished on or before June 30, 2009 .

4. Effect on Business Results
   The dissolution of SGV has little effect on our consolidated business results.

END